Exhibit (d)(5)

HTE, Inc.

149 South Ridgewood Avenue, Suite 550

Daytona Beach, FL 32114

September 5, 2002

SunGard Data Systems Inc.

1285 Drummers Lane

Wayne, PA 19087-1586

CONFIDENTIALITY/NONDISCLOSURE AGREEMENT

Ladies and Gentlemen:

In connection with our discussions concerning a possible negotiated business arrangement (the “Proposed Transaction”) between HTE, Inc. (“HTE”) and SunGard Data Systems Inc. (“SunGard”), or an affiliate thereof, certain non-public confidential and proprietary information may be furnished to SunGard or its directors, officers, employees, affiliates, representatives (including, without limitation, SunGard’s financial advisors, attorneys and accountants), agents and controlling persons (collectively, “SunGard’s Representatives”) by HTE or its directors, officers, employees affiliates, representatives (including, without limitation, HTE’s financial advisors, attorneys and accountants) or agents (collectively “HTE’s Representatives”), upon SunGard’s execution and delivery to us of this Agreement. Such information (“Confidential Information”) includes any oral or written non-public information furnished by HTE or HTE’s Representatives (or that may otherwise be obtained by SunGard from one or more conversations with HTE or HTE’s Representatives or by an inspection of HTE’s facilities), whether before, on or after the date hereof, regardless of the manner in which it is furnished, to SunGard or SunGard’s Representatives, together with all analyses, compilation, forecasts, studies or other documents prepared by SunGard or SunGard’s Representatives, to the extent they contain or reflect any such information of a business or technical nature, including, without limitation, inventions, trade secrets, ideas, processes, formulas, source codes, works of authorship, know-how, improvements, discoveries, developments, designs and techniques, and software, as well as information regarding plans for research, development, new products, marketing and selling, business plans, budgets and unpublished financial statements, licenses, prices and costs, and suppliers and customers, as well as the nature and proposed terms and conditions of the Proposed Transaction itself.

In order to induce HTE to enter into negotiations regarding the Proposed Transaction, and in consideration of same, SunGard agrees that any Confidential Information received shall be held in strict confidence by SunGard and SunGard’s Representatives; shall be used by SunGard and SunGard’s Representatives only in connection with evaluating the Proposed Transaction; shall not be disclosed, directly or indirectly, by SunGard or SunGard’s Representatives to anyone except SunGard’s Representatives who use such information for the purpose of evaluating the Proposed Transaction; and shall not be disclosed, directly or indirectly, to third parties without the prior written consent of HTE. Among other things, SunGard shall not, directly or indirectly, disclose or otherwise use any Confidential Information in deciding to (or advising others to) buy, sell or otherwise deal in securities of HTE. Without limiting the generality of the foregoing, SunGard shall exercise no less care to safeguard the Confidential Information than SunGard exercises in safeguarding SunGard’s own non-public, confidential and proprietary information. In addition, SunGard shall not, without the prior written consent of HTE, disclose to any third party the fact that Confidential Information has been made available or that discussions or negotiations are taking place concerning the Proposed Transaction. SunGard shall cause SunGard’s Representatives to observe the terms of this Agreement, and SunGard shall be responsible for any breach of this Agreement by any of SunGard’s Representatives. SunGard shall promptly notify HTE of any breach of this Agreement by SunGard or SunGard’s Representatives, and shall cooperate fully in pursuing any lawful remedies therefor.

The foregoing restrictions on SunGard’s disclosure and use of Confidential Information shall not apply to the extent that such information: (a) is or becomes generally available to the public other than as a result of a disclosure by SunGard or SunGard’s Representatives; (b) becomes available to SunGard on a nonconfidential basis from a person other than HTE or HTE’s Representatives who is not bound by a confidentiality agreement with HTE or any of HTE’s Representatives, or is not otherwise under an obligation to HTE or any of HTE’s Representatives not to transmit the information to SunGard; or (c) has been or is independently developed by SunGard; provided, however, that SunGard shall have the burden of proof respecting (b) and (c) of the aforementioned events on which SunGard relies as relieving SunGard of any restrictions hereunder, and provided further, that in the case of (a), (b) and/or (c) above, the removal of restrictions shall be effective only as of the date of occurrence of the applicable event.

In the event that SunGard or any of SunGard’s Representatives are or is requested pursuant to, or required by, applicable law or regulation or by legal process to disclose any Confidential Information, SunGard agrees that it will provide HTE with prompt written notice of such request or requirement in order to enable HTE to seek an appropriate protective order or other remedy, to consult with SunGard with respect to HTE’s taking steps to resist or narrow the scope of such request or legal process, or to waive compliance, in whole or in part, with the terms of this Agreement. If no such protective order or other remedy is obtained or HTE waives compliance with the terms of this Agreement, SunGard or SunGard’s Representatives will furnish only that portion of the Confidential Information which SunGard is reasonably advised by its counsel is legally required to be furnished and SunGard will use its reasonable efforts to ensure that all Confidential Information and other information that is so disclosed will be accorded confidential treatment. Notwithstanding the foregoing to the contrary, SunGard’s Legal Department may retain, for archival purposes only, one confidential copy of any Confidential Information presented to SunGard’s Board of Directors regarding the Proposed Transaction. SunGard will inform HTE which of the Confidential Information SunGard has retained for this purpose.

SunGard also agrees that for a period of two years from the date of this Agreement SunGard will not, without the prior written consent of HTE: (a) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, greater than five percent (5%) of any securities (whether equity, debt, convertible or any other type of securities), or direct or indirect rights to acquire greater than five percent (5%) of any securities, of HTE; (b) make, or in any way participate, directly or indirectly, in any “solicitation” of “proxies” to vote (as such terms are used in the rules of the Securities and Exchange Commission), or seek to advise or influence any person or entity with respect to the voting of any voting securities of HTE or any subsidiary thereof; (c) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction involving HTE or any subsidiary thereof or any of its or their securities or assets; or (d) form, join or in any way participate in a “group” as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, in connection with any of the foregoing.

The furnishing of Confidential Information shall not constitute or be construed as a grant of any express or implied license or other right, or a covenant not to sue or forbearance from any other right of action (except as to permitted activities hereunder), by HTE to SunGard or SunGard’s Representatives under any of HTE’s patents or other intellectual property rights.

If SunGard decides not to proceed with the Proposed Transaction, SunGard will promptly advise HTE of that decision. In that case, or in the event that HTE, in its sole discretion, so requests, SunGard and SunGard’s Representatives shall promptly destroy (providing written confirmation of such destruction) or return all written graphic or other tangible forms of the Confidential Information and all copies, reproductions, summaries, analyses or extracts thereof. Any oral Confidential Information will continue to be subject to the terms of this Agreement. The foregoing shall not apply to any archival copies of Board of Director materials which SunGard’s Legal Department is entitled to retain as provided above.

SunGard acknowledges and agrees that neither HTE nor any of HTE’s Representatives makes any express or implied representation or warranty as to the accuracy or completeness of any Confidential Information, and SunGard agrees that no such person or entity shall have any liability to SunGard as a result of the use of Confidential Information by SunGard or any of SunGard’s Representatives, it being understood that only those specific representations and warranties which may be made in a definitive agreement with respect to the Proposed Transaction when, as and if such an agreement is executed shall have any legal effect. It is similarly understood that this Agreement does not contain all matters upon which agreement must be reached in order for the Proposed Transaction to be consummated and, therefore, HTE is not in any way bound hereunder with respect to the Proposed Transaction.

SunGard agrees that, without HTE’s prior written consent, SunGard will not, for a period of eighteen (18) months from the date hereof, solicit for employment any person who is now employed by HTE or any of its subsidiaries and who is identified by SunGard as a result of SunGard’s evaluation of the Proposed Transaction. The term “solicit” shall not to include general solicitations or advertisements of employment not specifically directed to such employees of HTE or any of its subsidiaries.

SunGard understands and agrees that money damages may not be a sufficient remedy for any breach of this Agreement and that HTE may be entitled to equitable relief (including, but not limited to, an injunction or specific performance) to enforce the terms of this Agreement in the event of any breach by SunGard or SunGard’s Representatives of the provisions of this Agreement. In the event of litigation relating to this Agreement, if a court of competent jurisdiction determines in a final order that this Agreement has been breached by SunGard or SunGard’s Representatives, then SunGard will reimburse HTE for its costs and expenses (including, without limitation, legal fees and expenses) incurred in connection with such litigation. SunGard hereby: (a) submits to the jurisdiction of any state or federal court sitting in Orlando, Florida with respect to all actions and proceedings arising out of or relating to this Agreement (although HTE reserves the right to bring such action or proceeding in any other jurisdiction to which SunGard is subject); (b) agrees that all claims with respect to any such action or proceeding may be heard and determined in such court; (c) waives the defense of an inconvenient forum; (d) consents to service of process upon SunGard by mailing (by certified mail, return receipt requested, to the attention of the General Counsel) or delivering (to the attention of the General Counsel) such service to SunGard at its principal business address as of the date hereof (or such other principal business address of which SunGard may notify HTE in the future); and (e) agrees that a final judgment in any such action or proceeding may be enforced in other jurisdictions by suit on the judgment.

This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without regard to conflicts of law principles. This Agreement contains the entire agreement relating to the subject matter hereof and supersedes the April 29, 1999 confidentiality agreement between the parties and all other prior or contemporaneous oral or written agreements. No failure or delay by HTE in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder. No amendment or modification of this Agreement or waiver of the terms or conditions hereof shall be binding upon SunGard or HTE except by mutual written agreement of each of HTE and SunGard. Any assignment of this letter agreement by SunGard without HTE’s prior written consent shall be null and void. This Agreement shall be binding upon SunGard and its heirs, legal representatives, successors, and permitted assigns, and shall inure to the benefit of HTE and its successors and assigns.

Please confirm SunGard’s agreement with the foregoing by signing and returning the duplicate copy of this letter enclosed herewith to me at the address indicated in the letterhead hereof.

Very truly yours, H.T.E., Inc.

By:	/s/ L.A. GORNTO, JR.
L. A. Gornto, Jr., Exec. Vice President

ACCEPTED AND AGREED AS OF THE DATE FIRST

ABOVE WRITTEN:

SunGard Data Systems Inc.

By:	/s/ RICHARD C. TARBOX
Richard C. Tarbox Senior Vice President-Corporate Development

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